WARNING: THE EDGAR SYSTEM ENCOUNTERED ERROR(S) WHILE PROCESSING THIS SCHEDULE.



                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C. 20549

                                FORM 10-Q

[ X ] Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 1998.

                                  OR

[   ] Transition Report pursuant to Section 13 or 15(d) of the Securities
Exchange Act of 1934 for the transition period from ___________________ to
 ___________________.

Commission file number 0-11413


                    MERIDIAN INSURANCE GROUP, INC.
        (Exact name of registrant as specified in its charter)




                 Indiana                            35-1689161
     (State or other jurisdiction of      (IRS Employer Identification No.)
      incorporation or organization)


                      2955 North Meridian Street
                            P.O. Box 1980
                        Indianapolis, IN  46206
               (Address of principal executive offices)


Registrant's telephone number, including area code:  (317) 931-7000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.  Yes   X    No

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practical date:


                 6,641,519 Common Shares at June 30, 1998


The Index of Exhibits is located at page 16 in the sequential numbering system. Total pages: 16

           MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES


PART I. FINANCIAL INFORMATION

  Item 1. In the opinion of management, the financial information reflects all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods. The results for the three and six months ended June 30, 1998, are not necessarily indicative of the results to be expected for the entire year.

       These quarterly interim financial statements are unaudited.

           MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEET
              as of June 30, 1998 and December 31, 1997

                                                       June 30,    December 31,
                                                         1998          1997
                                                     (Unaudited)
                     ASSETS
Investments:
    Fixed maturities--available for sale, at market
       (cost $234,886,000 and $239,662,000)         $242,834,321   $248,404,304
    Equity securities, at market
       (cost $44,145,000 and $41,430,000)             59,841,266     54,378,947
    Short-term investments, at cost, which
           approximates market                         5,819,500      3,996,232
     Other invested assets                             1,457,185      1,647,102
                              Total investments      309,952,272    308,426,585
Cash                                                     470,045      1,188,423
Premiums receivable, net of allowance for bad debts    4,678,453      4,343,157
Accrued investment income                              3,076,314      3,130,712
Deferred policy acquisition costs                     17,646,208     17,651,544
Goodwill                                              15,127,212     15,479,456
Reinsurance receivables                               55,576,456     48,850,066
Prepaid reinsurance premiums                           3,569,891      3,861,507
Due from Meridian Mutual Insurance Company             9,716,388      7,723,277
Other assets                                           1,949,191      2,931,077
     Total assets                                   $421,762,430   $413,585,804

        LIABILITIES AND SHAREHOLDERS' EQUITY
Losses and loss adjustment expenses                 $171,798,854   $169,801,326
Unearned premiums                                     82,255,387     82,839,333
Other post-retirement benefits                         2,009,945      1,933,181
Bank loan payable                                     10,750,000     11,375,000
Reinsurance payables                                  12,135,099      9,078,076
Other liabilities                                      6,034,524      6,664,653
     Total liabilities                               284,383,810    281,691,569

Shareholders' equity:
Common shares, no par value, authorized 20,000,000
shares; issued 6,796,019 and 6,781,364, outstanding
6,641,519 and 6,626,864 at June 30, 1998 and
December 31, 1997, respectively                       44,306,119     44,110,416
Treasury shares, at cost; 154,500 shares              (2,308,188)    (2,308,188)
Contributed capital                                   15,058,327     15,058,327
Retained earnings                                     64,632,998     60,684,448
Accumulated other comprehensive income                15,689,364     14,349,232
     Total shareholders' equity                      137,378,620    131,894,235
     Total liabilities and shareholders' equity     $421,762,430   $413,585,804


The accompanying notes are an integral part of the consolidated financial statements.

           MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES
                   CONSOLIDATED STATEMENT OF INCOME
      for the three and six months ended June 30, 1998 and 1997
                             (Unaudited)


                              Three Months Ended          Six Months Ended
                                    June 30,                   June 30,
                               1998         1997          1998         1997

Premiums earned           $ 47,131,856 $ 48,693,566  $ 95,121,494  $ 96,640,080
Net investment income        4,381,075    4,183,563     8,608,938     8,107,799
Realized investment gains    2,830,864    1,368,947     3,212,265     1,761,802
Other income                     1,026      280,820        34,738       925,089
    Total revenues          54,344,821   54,526,896   106,977,435   107,434,770

Losses and loss adjustment
  expenses                  35,977,829   37,566,764    69,797,650    75,878,494
General operating expenses   4,243,131    4,390,759     8,624,269     8,700,736
Amortization expenses       10,650,092   10,660,429    21,551,898    20,997,254
Interest expense               159,443      169,100       343,424       353,378
     Total expenses         51,030,495   52,787,052   101,317,241   105,929,862

Income before income taxes   3,314,326    1,739,844     6,660,194     1,504,908
Income taxes (benefit):
  Current                      419,000      611,000     1,124,000       227,000
  Deferred                     401,000     (673,000)      525,000      (834,000)
   Total income taxes(benefit) 820,000      (62,000)    1,649,000      (607,000)

     Net income           $  2,494,326 $  1,801,844  $  5,011,194  $  2,111,908

  Weighted average shares
    outstanding              6,641,519    6,703,952     6,635,912     6,741,455

Per share results:

 Basic earnings per share $       0.38 $       0.27  $       0.76  $       0.31

 Diluted earnings
   per share              $       0.37 $       0.27  $       0.75  $       0.31










The accompanying notes are an integral part of the consolidated financial statements.

           MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES
      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
           for the six months ended June 30, 1998 and 1997
                             (Unaudited)

                                                                                  Accumulated
                                                                                     Other
                                Common     Treasury    Contributed    Retained    Comprehensive  Comprehensive
                                Shares      Shares       Capital      Earnings    Income (Loss)  Income (Loss)

Balance at January 1, 1997  $ 44,077,846 $          0  $ 15,058,327 $ 55,895,962   $  7,141,846
Comprehensive income:
  Net income                          --           --            --    2,111,908             --   $  2,111,908
  Other Comprehensive
   income, net of tax:
   Unrealized gain on securities,
    net of reclassification
    adjustment                        --           --            --           --      3,207,191      3,207,191
Comprehensive income (loss)           --           --            --           --             --   $  5,319,099
Dividends ($0.16 per share)           --           --            --   (1,072,339)            --
Repurchase of 154,000
   common shares                      --   (2,308,188)           --           --             --
Balance at June 30, 1997    $ 44,077,846 $ (2,308,188) $ 15,058,327 $ 56,935,531   $ 10,349,037


Balance at January 1, 1998  $ 44,110,416 $ (2,308,188) $ 15,058,327 $ 60,684,448   $ 14,349,232
Comprehensive income:
  Net income                          --           --            --    5,011,194             --   $  5,011,192
  Other comprehensive
    income, net of tax:
   Unrealized gain on securities,
     net of reclassification
     adjustment                       --           --            --           --      1,340,132      1,340,132
Comprehensive income                  --           --            --           --             --   $  6,351,324
Dividends ($0.16 per share)           --           --            --   (1,062,644)            --
Issuance of 14,655
  common shares                  195,703           --            --           --             --
Balance at June 30, 1998    $ 44,306,119 $ (2,308,188) $ 15,058,327 $ 64,632,998   $ 15,689,364

The accompanying notes are an integral part of the consolidated financial statements

           MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF CASH FLOWS
           for the six months ended June 30, 1998 and 1997
                             (Unaudited)
                                                               June 30,
                                                          1998          1997
Cash flows from operating activities:
 Net income                                          $  5,011,194  $  2,111,908
 Reconciliation of net income to net cash provided by
  operating activities:
    Amortization                                       21,551,898    20,997,254
    Deferred policy acquisition costs                 (21,546,562)  (22,007,742)
    Increase (decrease) in unearned premiums             (583,946)    2,847,957
    Increase in losses and loss adjustment expenses     1,397,528     3,101,571
    Increase in amount due from Meridian Mutual Ins Co (1,993,110)     (804,060)
    (Increase) decrease in reinsurance receivables     (6,726,390)    1,995,239
    Decrease in prepaid reinsurance premiums              291,616            --
    Decrease in other assets                              973,000     6,358,906
    Increase in other post-employment benefits             76,764        55,422
    Increase in reinsurance payables                    3,057,023       448,949
    Decrease in accrued commissions and other expenses   (842,182)   (1,202,510)
    Increase (decrease) in payable for federal inc taxes     (600)      192,578
    Decrease in other liabilities                      (1,034,519)   (1,669,181)
    Net realized investment gains                      (3,212,265)   (1,761,802)
    Issuance of restricted common stock                    65,209            --
    Other, net                                            708,346       616,439
 Net cash provided (used) by operating activities      (2,806,996)   11,280,928

Cash flows from investing activities:
  Purchase of fixed maturities                        (50,223,777)  (38,771,536)
  Proceeds from sale of fixed maturities               41,795,113    16,063,001
  Proceeds from calls, prepayments and
    maturity of fixed maturities                       14,343,845    13,994,271
  Purchase of equity securities                        (8,811,270)   (8,250,865)
  Proceeds from sale of equity securities               9,175,201    10,257,279
  Net increase in short-term investments               (1,823,268)   (3,524,936)
  Decrease (increase) in other invested assets            189,917      (136,410)
  Increase in payable for securities                     (999,995)      477,557
 Net cash used in investing activities                 (3,645,766)   (9,891,639)

Cash flows from financing activities:
  Dividends paid                                       (1,062,642)   (1,084,700)
  Repayment of bank loan                                 (625,000)     (250,000)
  Repurchase of common shares                                  --    (2,308,188)
  Exercise of stock options                               130,494            --
Net cash used in financing activities                  (1,557,148)   (3,642,888)

Decrease in cash                                         (718,378)   (2,253,599)
Cash at beginning of period                             1,188,423     3,128,154
Cash at end of period                                $    470,045  $    874,555


The accompanying notes are an integral part of the consolidated financial statements.

           MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES
         NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


  The unaudited consolidated financial statements should be read in conjunction with the following notes and with the Notes to Consolidated Financial Statements of Meridian Insurance Group, Inc., for the year ended December 31, 1997. In the opinion of management, the financial information reflects all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods. The results for the three and six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the entire year.

  1. Related Party Transactions
       Meridian Insurance Group, Inc. (the "Company") is an insurance holding company principally engaged in underwriting property and casualty insurance through its wholly-owned subsidiaries, Meridian Security Insurance Company ("Meridian Security"), Meridian Citizens Fund Insurance Company (formerly Citizens Fund Insurance Company) and Insurance Company of Ohio ("ICO"). Since August 1, 1996, the companies have participated in a pooling arrangement with Meridian Mutual Insurance Company ("Meridian Mutual"), the principal shareholder of the Company, and Meridian Citizens Mutual Insurance Company (formerly Citizens Security Mutual Insurance Company), in which the underwriting income and expenses of each entity are shared. The participation percentages of the Company's insurance subsidiaries for the periods ended June 30, 1998 and 1997 total 74 percent.

  2. Reinsurance
       For the three and six months ended June 30, 1998 and 1997, the effects of reinsurance on the Company's premiums written, premiums earned and losses and loss adjustment expenses are as follows:


                          Three Months Ended        Six Months Ended
                               June 30,                 June 30,
                           1998        1997        1998          1997
  Premiums written:
   Direct            $ 52,511,112  $ 55,505,976 $102,688,889  $107,785,211
   Assumed                120,764       396,742      300,152       738,886
   Ceded               (4,290,130)   (4,622,510)  (8,159,877)   (8,032,125)
   Net               $ 48,341,746  $ 51,280,208 $ 94,829,164  $100,491,972

  Premiums earned:
   Direct            $ 51,249,318  $ 52,759,164 $103,205,357  $104,502,417
   Assumed                155,739       422,673      367,633     1,173,725
   Ceded               (4,273,200)   (4,488,271)  (8,451,495)   (9,036,062)
   Net               $ 47,131,857  $ 48,693,566 $ 95,121,495  $ 96,640,080

  Losses and loss adjustment expenses:
   Direct            $ 46,218,306  $ 41,621,253 $ 81,198,466  $ 81,247,895
   Assumed                 60,183       323,450       89,803       788,645
   Ceded              (10,300,660)   (4,377,939) (11,490,619)   (6,158,046)
   Net               $ 35,977,829  $ 37,566,764 $ 69,797,650  $ 75,878,494

  3. Earnings Per Share
       The following table represents the reconciliation of the numerators and denominators of the Company's basic earnings per share and diluted earnings per share computations reported on the Consolidated Statement of Income for the three and six month periods ended June 30, 1998 and 1997:

                                    Three Months Ended      Six Months Ended
                                         June 30,               June 30,
                                     1998        1997       1998        1997
  Basic earnings per share computation:
    Numerator (net income)        $2,494,326  $1,801,844  $5,011,194  $2,111,908
    Denominator:
      Common shares outstanding    6,641,519   6,703,952   6,635,912   6,741,455
    Basic earnings per share      $     0.38  $     0.27  $     0.76  $     0.31

  Diluted earnings per share computation:
    Numerator (net income)        $2,494,326  $1,801,844  $5,011,194  $2,111,908
    Denominator:
      Common shares outstanding    6,641,519   6,703,952   6,635,912   6,741,455
      Stock options                   84,577      46,689      77,106      32,741
      Total shares                 6,726,096   6,750,641   6,713,018   6,774,196
    Diluted earnings per share    $     0.37  $     0.27  $     0.75  $     0.31

  4. Comprehensive Income
       The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and displaying of comprehensive income and its components. All items required to be recognized as components of comprehensive income must be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 became effective for financial statements with fiscal years beginning after December 15, 1997. All prior period information presented has been restated to conform with this pronouncement.

       The Company's other comprehensive income consists solely of net unrealized gains (losses) on securities. The total net unrealized gains (losses) on securities for the periods ended June 30, 1998 and 1997 consist of the following:

                                                              Six Months Ended
                                                                   June 30,
                                                              1998         1997

     Unrealized holding gains (losses) before
       deferred income taxes                           $ 6,612,732  $ 6,975,491
     Deferred income tax (expense) or benefit           (2,305,000)  (2,489,000)
     Less: Reclassification adjustment for
             realized gains                              4,551,600    1,951,800
           Income tax expense related to
             realized gains                             (1,584,000)    (672,500)
     Net unrealized gains (losses) on securities       $ 1,340,132  $ 3,207,191

  5. Segment Information
       In June 1997, the Financial Accounting Standards Board issued SFAS No. 131,"Disclosures about Segments of an Enterprise and Related Information", which establishes standards for the financial statement reporting of information regarding operating segments. SFAS No. 131 also sets standards for related disclosures about products and services, activities in geographic areas and reliance on major customers.

       As permitted by SFAS No. 131, the Company has elected not to disclose the segment information for the interim periods in the initial year of implementation. The Company plans to adopt SFAS No. 131 in the fourth quarter of 1998. Interim period information will be included for comparative purposes beginning in 1999.

           MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES


  Item 2:Management's Discussion and Analysis of Financial Condition and Results of Operations:

         Financial Position
         Total assets for Meridian Insurance Group, Inc. at June 30,1998 were $421.8 million, an increase of 2.0 percent from $413.6 million reported at December 31, 1997. The increase was primarily due to an increase in reinsurance receivables related to heavy weather-related catastrophe losses incurred during the first and second quarters of 1998. As of June 30, 1998, the Company recorded unrealized appreciation before deferred income taxes on equity securities of approximately $15.7 million compared to $12.9 million at year-end 1997. The Company's unrealized appreciation on its fixed maturity portfolio declined from $8.7 million at December 31, 1997 to $7.9 million at the end of the 1998 second quarter. This reduction resulted primarily from the Company realizing gains on the sale of a portion of its tax-exempt bond portfolio during the year.

         Total liabilities at June 30, 1998 of $284.3 million were 1.0 percent higher than the $281.7 million reported at December 31, 1997. Loss reserves increased 1.2 percent compared with year-end 1997, principally because heavy wind and hail storms in May and June which generated higher property claim reserves at June 30, 1998.

         The Company's shareholders' equity at June 30, 1998 grew 4.2 percent to $137.4 million compared to the December 31, 1997 total of $131.9 million. The primary factors leading to this increase were net income of $5.0 million and unrealized appreciation of investment securities, net of deferred income taxes, of $1.3 million. The Company's book value per share at June 30, 1998 totaled $20.68, an increase of $0.78 from the $19.90 book value per share at year-end 1997.

         Results of Operations

         Quarter
         For the three months ended June 30, 1998, the Company recorded net income of $2.5 million, or $0.38 basic earnings per share and $0.37 diluted earnings per share. This compares to net income of $1.8 million, or $0.27 per share, basic and diluted, for the corresponding 1997 period. Realized gains were $1.5 million higher in the second quarter of 1998 than in the preceding year, accounting for $0.27 of diluted earnings per share in this year's second quarter compared with $0.14 for the second quarter of 1997.

         The Company's total revenues for the 1998 second quarter of $54.3 million compared to $54.5 million reported for the corresponding 1997 period. Earned premium declined by $1.5 million, partially as a result of underwriting actions taken by the Company in effort to improve profitability in the Citizens Security book of business.
         The very competitive, soft market in commercial lines continues to affect Meridian's premiums which are down $1.4 million compared to the 1997 second quarter. Personal and Farm lines for the Meridian book increased by 3.3 and 2.4 percent respectively, which was offset by a decrease in commercial lines premiums of 7.3 percent. In addition, commercial lines volume was also negatively affected by a reduction of approximately $.4 million in assumed premiums from the Company's mandatory participation in the National Workers' Compensation Pool. Net earned premium volume from the Citizens Security operations reflected a decrease of 14.1 percent for the 1998 second quarter in comparison to the same 1997 period. Personal lines premiums for the Citizens book dropped by $1.8 million or 26.6 percent. Commercial lines premiums were flat for the Citizens Security book during the second quarter. Total consolidated premiums written for the quarter by the Meridian and Citizens Security companies decreased 5.7 percent when compared to the 1997 second quarter. Underwriting actions taken in 1997 and early 1998 helped to improve underwriting profitability, exclusive of catastrophe losses, but negatively impacted the volume of premium reported during the quarter. Certain sales initiatives were implemented late in the quarter to help generate profitable premium growth for the remainder of 1998.

         Net investment income of approximately $4.4 million for the 1998 second quarter increased 4.8 percent in comparison to $4.2 million for the
         same 1997 period.   A larger invested asset base and a slight increase
         in the Company's net investment yield were contributors to the increased investment income. The Company sold a portion of its tax advantaged securities to improve investment yields. For the quarters ended June 30, 1998 and 1997, the Company realized net investment gains of approximately $2.8 and $1.4 million, respectively.

         The Company's total incurred losses and loss adjustment expenses for the 1998 second quarter decreased 4.3 percent to $36.0 million from $37.6 million for the comparable 1997 quarter. The Company reported a slight improvement of 0.8 percentage points in its loss and loss adjustment expense ratio from 77.1 to 76.3 percent. Several major lines of business contributed to the improved loss experience. This improvement was achieved in spite of a higher level of catastrophe losses during the quarter. Net weather-related catastrophe losses incurred by the Company during the second quarter of 1998 were estimated to be $6.8 million, arising principally from April hailstorms in Kentucky, May tornadoes in Minnesota, and June tornadoes in Indiana. For the comparable 1997 second quarter, approximately $3.7 million in weather-related catastrophe losses were incurred by the Company. The impact of such catastrophes on the Company's loss ratio for the 1998 and 1997 periods was estimated to be approximately 14.4 and 7.6 percentage points, respectively.

         The Company's total expenses, which includes general operating, amortization, and interest expenses, of $15.1 million for the 1998 second quarter remained steady with a comparable 1997 total of $15.2 million. A slight decrease in general operating expenses was attributed to the lower premium volume.

         For the quarter ended June 30, 1998, the Company recorded income tax expense of approximately $0.8 million which corresponds to an effective tax rate of 24.7 percent. Tax exempt interest and the dividends received deduction were the principal factors behind this effective rate.

         Six Months
         For the six months ended June 30, 1998, the Company recorded net income of $5.0 million, or $0.76 basic earnings per share and $0.75 per share diluted earnings. This compares to net income of $2.1 million, or $0.31 basic and diluted earnings per share for the corresponding 1997 period. Improvement in the Company's loss and loss adjustment expense ratio of 4.9 percentage points from 78.5 percent in the 1997 second quarter to 73.4 percent for the 1998 six month period was one of the primary factors in improved earnings. Realized gains of $3.2 million, or $0.31 per share in 1998, compared to $1.8 million, or $0.17 per share, recorded for the the same six month period in 1997.

         The Company's total revenues for the six months ended June 30, 1998 were $107.0 million compared to $107.4 million for the corresponding 1997 period. Earned premium decreased by $1.5 million. The Meridian book of business reported flat earned premium through June of 1998. Personal lines premiums grew by $2.4 million or 3.9 percent. Farm lines produced modest growth of $0.2 million or 3.3 percent.
         The commercial lines market, which continues to be soft, reported a $2.5 million decline in volume for the first six months or a 6.7 percentage point decrease. Commercial lines volume was also negatively affected by a reduction of approximately $0.9 million in assumed premiums from the Company's mandatory participation in the National Workers' Compensation Pool. Net earned premium volume from the Citizens Security operations reflected a decrease of 8.4 percent for the first half of 1998, in comparison to the same 1997 period. Consolidated year-to-date net premiums written decreased by $7.7 million. Agency incentives and various sales initiatives were implemented during the second quarter to stimulate profitable growth in future months.

         Net investment income of approximately $8.6 million for the six months ended June 30,1998 increased 6.2 percent in comparison to $8.1 million
         for the same 1997 period.   A larger invested asset base and a slight
         increase in the Company's net investment yield were contributors to the increased investment income. The Company has sold a portion of its tax-advantaged investment portfolio to favorably affect investment yield.

         The Company's total incurred losses and loss adjustment expenses for the six months ended June 30, 1998 decreased 8.0 percent to $69.8 million from $75.9 million for the comparable 1997 period. Improved loss experience in the personal automobile, worker's compensation line, and commercial multi-peril lines of business were the primary factors for the improved results. The Meridian lines of business produced a year-to-date loss and loss adjustment expense ratio of 68.5 at June 30, 1998 compared to 76.9 percent for the 1997 period. The operations of the Citizens Security companies experienced an increase in incurred losses of approximately 7.8 percent through the first half of 1998 when compared to the same 1997 period. Catastrophe losses on the Citizen's book of approximately $5.3 million compares to $0.8 million reported through June of 1997. Minnesota, Citizen Security's largest state of operation, has been particularly hard hit with record levels of losses, and through the first half of the year led the nation in insured property damage. Consolidated net weather-related catastrophe losses incurred by the Company through June of 1998 were estimated to be $10.0 million. For the comparable 1997 period, approximately $5.5 million in weather related catastrophe losses were incurred by the Company. The impact of such catastrophes on the Company's loss ratio for the 1998 and 1997 six month periods was estimated to be approximately 10.5 and 5.7 percentage points, respectively.

         The Company's total expenses, which includes general operating, amortization, and interest expenses, of $30.5 million for the six months ended June 30, 1998 increased 1.6 percent over the comparable 1997 total of $30.1 million. Salary expense increased by $0.2 million for the six month period primarily due to the addition of loss control consultants and district sales managers related to state expansion efforts. State and local taxes were also up $0.2 million during the six months ended June 30, 1998.

         For the six months ended June 30, 1998, the Company recorded income tax expense of approximately $1.6 million which corresponds to an effective tax rate of 24.8 percent. This compares to an income tax benefit of $0.6 million recorded for the corresponding 1997 period. The 1998 effective tax rate largely results from the relative impact of tax exempt interest and the dividends received deduction.

         MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES




  PART II.    OTHER INFORMATION


              Item 6.

                a.  Exhibits.  See index to exhibits.
                b. No reports on Form 8-K were filed during the period covered by this statement.

              MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES
                                SIGNATURES



  Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                       MERIDIAN INSURANCE GROUP, INC.



  DATE:   July 24, 1998                       By:  /s/ Norma J. Oman
                                           Norma J. Oman, President and
                                             Chief Executive Officer


  DATE:   July 24, 1998                      By:  /s/ Steven R. Hazelbaker
                                           Steven R. Hazelbaker, Vice President,
                                           Chief Financial Officer and Treasurer

             MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES

                                FORM 10-Q
                    For the quarter ended June 30, 1998
                            Index to Exhibits



        Exhibit Number
  Assigned in Regulation S-K
          Item 601                 Description of Exhibit

           (4)                      4.01  Text of Certificate for Common Shares
                                           of Meridian Insurance Group, Inc.
                                           (Incorporated by reference to Exhibit
                                           4.01 to the registrant's Form S-1
                                           Registration Statement No. 33-11413.)

          (27)                     27.01  Financial Data Schedule

        MERIDIAN INSURANCE GROUP, INC., AND SUBSIDIARIES
                             SIGNATURES



 Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                       MERIDIAN INSURANCE GROUP, INC.



  DATE:    July 20, 1998                       By:
                                        Norma J. Oman, President and
                                        Chief Executive Officer

  DATE:    July 20, 1998                       By:
                                        Steven R. Hazelbaker, Vice President,
                                        Chief Financial Officer, and Treasurer



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